Filed by Frontline Ltd. Commission File No. 001-16601 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Frontline 2012 Ltd.

Frontline Ltd. and Frontline 2012 Ltd. agree to merge
HAMILTON, BERMUDA – July 1, 2015 – Frontline Ltd. (NYSE/OSE/LSE: FRO) ("Frontline") and Frontline 2012 Ltd. (NOTC: FRNT) ("Frontline 2012") have today entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies have agreed to enter into a merger transaction, with Frontline as the surviving legal entity ("the "Surviving Company") and Frontline 2012 as a wholly-owned subsidiary.  Subsequent to the merger, this subsidiary is expected to merge into the Surviving Company (together, the "Combined Company") which will retain the Frontline Ltd. name.
Commenting on the transaction, Chairman of Frontline Ltd. and Frontline 2012 Ltd., John Fredriksen stated:  "By merging Frontline and Frontline 2012 we will regain Frontline's position as a leading tanker Company.  The Combined Company will have a large fleet and a strong balance sheet which puts us in a position to gain further market share through acquisitions and consolidation opportunities. With the current strong tanker market and attractive cash break even rates, we believe the Combined Company will generate significant free cash. The intention is to pay out excess cash as dividends at the Board's discretion. I am very pleased with this merger and I am determined to develop and grow the Company further."
After the merger is completed the Combined Company expects to become one of the world's leading tanker companies with a total fleet of approximately 90 vessels, consisting of approximately 25 VLCCs, 17 Suezmax tankers, 16 MR product tankers and 10 LR2 Aframax tankers. This includes approximately 20 vessels on time charter in or under commercial management. The Combined Company will also have a newbuilding program of approximately 22 vessels, which are scheduled to be delivered in the period 2015 – 2017.

Shareholders in Frontline 2012 as of the time the merger is completed will receive shares in Frontline as merger consideration. Pursuant to the Merger Agreement, one share in Frontline 2012 will give the holder the right to receive 2.55 shares in Frontline. The exchange ratio is based on June 30, 2015 NAV broker estimates for Frontline and Frontline 2012. Frontline is expected to issue a total of approximately 584 million shares to shareholders in Frontline 2012 following cancellation of treasury shares held by Frontline 2012 and Frontline 2012 shares held by Frontline (subject to rounding for fractional shares).
Frontline's ordinary shares are currently listed for trading on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange and Frontline 2012's ordinary shares are currently registered on the Norwegian over-the-counter list (the "NOTC").  In accordance with the Merger Agreement, the Combined Company will continue Frontlines current three listings.
Completion of the merger is subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals. The merger is also subject to approval by the shareholders of Frontline and Frontline 2012 in special general meetings expected to be held in the fourth quarter of 2015 and the merger is expected to close as soon as possible thereafter.
In connection with the special general meetings, Hemen Holding Limited ("Hemen"), a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, and holding approximately 13% of the ordinary shares in Frontline and approximately 59% of the ordinary shares in Frontline 2012, and Ship Finance International Limited ("Ship Finance"), holding approximately 28% of the ordinary shares in Frontline, have entered into voting agreements to vote all of their respective shares in favor of the merger.  Approval of the merger requires that a minimum of 75% of the voting Frontline 2012 shareholders and 50% of the voting Frontline shareholders vote in favor of the merger.

Following completion of the merger, Frontline will (subject to rounding for any fractional shares) have approximately 782 million shares outstanding and it is expected that Frontline's current two largest shareholders, Hemen and Ship Finance, will own approximately 52% and 7%, respectively, of the shares and votes in the Combined Company.
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Frontline and Frontline 2012, Frontline will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 that will include a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline, and the joint proxy statement/prospectus will be mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http://www.Frontlineshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.
Forward‐Looking Statements
Matters discussed in this press release may constitute forward‐looking statements.  Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward‐looking statements.
Forward‐looking statements include, without limitation, statements regarding:
• The effectuation of the transaction between Frontline and Frontline 2012 described above;

• The delivery to and operation of assets by Frontline;
• Frontline's and Frontline 2012's future operating or financial results;
• Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and
• Tanker market trends, including charter rates and factors affecting vessel supply and demand.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they, or the Combined Company, will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward‐looking statements, including the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker shipping capacity, changes in the Combined Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Combined Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires and other factors. Please see Frontline's filings with the SEC for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

July 1, 2015
The Boards of Directors
Frontline Ltd.
Hamilton, Bermuda

Contact Persons:
Robert Hvide Macleod: CEO, Frontline Management AS
 +47 23 11 40 84

Inger M. Klemp: CFO, Frontline Management AS
 +47 23 11 40 76

Frontline 2012 Ltd. and Frontline Ltd. agree to merge
HAMILTON, BERMUDA – July 1, 2015 Frontline 2012 Ltd. (NOTC: FRNT) ("Frontline 2012") and Frontline Ltd. (NYSE/OSE/LSE: FRO) ("Frontline") have today entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies have agreed to enter into a merger transaction, with Frontline as the surviving legal entity ("the "Surviving Company") and Frontline 2012 as a wholly-owned subsidiary.  Subsequent to the merger, this subsidiary is expected to merge into the Surviving Company (together, the "Combined Company") which will retain the Frontline Ltd. name.
Commenting on the transaction, Chairman of Frontline Ltd. and Frontline 2012 Ltd., John Fredriksen stated:  "By merging Frontline and Frontline 2012 we will regain Frontline's position as a leading tanker Company.  The Combined Company will have a large fleet and a strong balance sheet which puts us in a position to gain further market share through acquisitions and consolidation opportunities. With the current strong tanker market and attractive cash break even rates, we believe the Combined Company will generate significant free cash. The intention is to pay out excess cash as dividends at the Board's discretion. I am very pleased with this merger and I am determined to develop and grow the Company further."
After the merger is completed the Combined Company expects to become one of the world's leading tanker companies with a total fleet of approximately 90 vessels, consisting of approximately 25 VLCCs, 17 Suezmax tankers, 16 MR product tankers and 10 LR2 Aframax tankers. This includes approximately 20 vessels on time charter in or under commercial management. The Combined Company will also have a newbuilding program of approximately 22 vessels, which are scheduled to be delivered in the period 2015 – 2017.

Shareholders in Frontline 2012 as of the time the merger is completed will receive shares in Frontline as merger consideration. Pursuant to the Merger Agreement, one share in Frontline 2012 will give the holder the right to receive 2.55 shares in Frontline. The exchange ratio is based on June 30, 2015 NAV broker estimates for Frontline and Frontline 2012. Frontline is expected to issue a total of approximately 584 million shares to shareholders in Frontline 2012 following cancellation of treasury shares held by Frontline 2012 and Frontline 2012 shares held by Frontline (subject to rounding for fractional shares).
Frontline's ordinary shares are currently listed for trading on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange and Frontline 2012's ordinary shares are currently registered on the Norwegian over-the-counter list (the "NOTC").  In accordance with the Merger Agreement, the Combined Company will continue Frontlines current three listings.
Completion of the merger is subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals. The merger is also subject to approval by the shareholders of Frontline and Frontline 2012 in special general meetings expected to be held in the fourth quarter of 2015 and the merger is expected to close as soon as possible thereafter.
In connection with the special general meetings, Hemen Holding Limited ("Hemen"), a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, and holding approximately 13% of the ordinary shares in Frontline and approximately 59% of the ordinary shares in Frontline 2012, and Ship Finance International Limited ("Ship Finance"), holding approximately 28% of the ordinary shares in Frontline, have entered into voting agreements to vote all of their respective shares in favor of the merger.  Approval of the merger requires that a minimum of 75% of the voting Frontline 2012 shareholders and 50% of the voting Frontline shareholders vote in favor of the merger.

Following completion of the merger, Frontline will (subject to rounding for any fractional shares) have approximately 782 million shares outstanding and it is expected that Frontline's current two largest shareholders, Hemen and Ship Finance, will own approximately 52% and 7%, respectively, of the shares and votes in the Combined Company.
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Frontline and Frontline 2012, Frontline will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 that will include a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline, and the joint proxy statement/prospectus will be mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http://www.Frontlineshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.
Forward‐Looking Statements
Matters discussed in this press release may constitute forward‐looking statements.  Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward‐looking statements.
Forward‐looking statements include, without limitation, statements regarding:
• The effectuation of the transaction between Frontline and Frontline 2012 described above;

• The delivery to and operation of assets by Frontline;
• Frontline's and Frontline 2012's future operating or financial results;
• Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and
• Tanker market trends, including charter rates and factors affecting vessel supply and demand.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they, or the Combined Company, will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward‐looking statements, including the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker shipping capacity, changes in the Combined Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Combined Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires and other factors. Please see Frontline's filings with the SEC for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

July 1, 2015
The Boards of Directors
Frontline 2012 Ltd.
Hamilton, Bermuda

Contact Persons:
Robert Hvide Macleod: CEO, Frontline Management AS
 +47 23 11 40 84

Inger M. Klemp: CFO, Frontline Management AS
 +47 23 11 40 76